2025 REPORT

EndoSound


Breaking the Sound Barrier: Greater Access to Critical Technology for GI Care
EndoSound

REPORT CARD

Dear investors,

Dear EndoSound Shareholders,
We would like to thank you for your continued support and share several important company updates as we enter an exciting and transformational period for EndoSound.

Successful WeFunder Raise & Upcoming Reg CF Series B

We successfully completed our WeFunder Reg CF raise, bringing in ~$1.5M in new capital and expanding our shareholder base. Building on this momentum, we are preparing to launch a new Reg CF Series B equity round on StartEngine in the coming month. Proceeds from this raise will be used to build inventory and expand our commercial efforts, supporting accelerating demand and national expansion. Shareholders should be on the lookout to approve requested documents and are welcome to participate in the fundraise. More information will be available once we go live on StartEngine at

be available once we go live on StartEngine at
www.startengine.com/offering/endosound .

Gen2 Product Launch Imminent

We are pleased to report that our Gen2 EndoSound platform is nearing release. The first-in-human procedures are scheduled to begin this March, marking a major clinical and commercial milestone. The Gen2 system incorporates meaningful design improvements driven by extensive clinician feedback and real-world use, further strengthening our value proposition.

Regulatory & Quality Progress

EndoSound is completing its ISO 13485 certification process, having successfully passed both Stage 1 and Stage 2 audits. This achievement reflects the maturity of our quality system and positions the company well for long-term scale, partnerships, and international opportunities.

Intellectual Property Portfolio

EndoSound recently received two new United States patents- one issued on January 6th, 2026 and the other to be issued March 3rd, 2026. These add to our base portfolio of 4 US and 15 international issued patents. The two new patents significantly expand protection for the EndoSound product and prevent potential competitors from entering our market space.

Strategic & Financial Interest

We continue to receive significant strategic interest from industry strategics. To help navigate these opportunities, EndoSound has formally engaged an investment bank. In parallel, a Private Equity group is actively conducting diligence, underscoring growing confidence in our technology, traction, and market position.

Commercial Momentum Continues

Commercially, EndoSound continues to perform strongly:

95% clinical acceptance rate

1,000+ procedures completed

Pricing holding firm at $650 per procedure

Consistent repeat orders and expanding account-level procedural volume

Transitional Pass-Through Payment (C1606) actively being reimbursed

Nationwide agreement with AMSURG, significantly easing future expansion across their 300+ ambulatory surgery centers

Clear validation of a proven market for a cost-effective EUS solution with an

Clear validation of a proven market for a cost-effective EUS solution with an enhanced safety profile

Clinical Updates

We are excited to report that EndoSound will have a substantial presence at our upcoming GI meetings, Digestive Disease Week (DDW) as our users have had four papers accepted for presentation. Of particular note is Dr. Akerman's series of 249 patients demonstrating the safety and efficacy of EUS in the ASC setting and providing some real-world confirmation of the value of Echo-EGD

We are proud of the progress EndoSound has made and energized by what lies ahead. Thank you for your continued confidence as we execute on our mission and drive toward meaningful scale.

Sincerely,

Scott Aldrich Jr

We need your help!

Investors can support the Company by increasing awareness within their professional networks, introducing potential strategic partners, customers, or investors, and participating in our upcoming Reg CF equity offering on StartEngine. Engagement on social platforms, referrals to GI physicians or ASC operators, and thoughtful feedback also help strengthen our commercial momentum and long-term growth.

Sincerely,

Scott Aldrich Jr
Chief Executive Officer

Scott S Corbett
CTO

Nicholas Puro
Director

Stephen Steinberg
Chairman of the BOard



How did we do this year?

REPORT CARD

B+

☺ The Good

The Company retained its core team, enabling consistent execution across product development and commercialization.

The Company advanced its second-generation product, completing key design and engineering milestones.

The Company surpassed 1,000 procedures, demonstrating adoption and validating an unmet market need.

☹ The Bad

Capital fundraising remained challenging, limiting the Company’s ability to accelerate certain strategic initiatives.

Limited capital constrained commercial investment, slowing the pace of sales and market expansion.

Gen2 development experienced minor delays due to funding constraints impacting development timelines.

2025 At a Glance

January 1 to December 31



$636,732 [59%]
Revenue



-$1,949,269
Net Loss



$3,877,304 +115%
Short Term Debt



$5,191,372
Raised in 2025



$245,000
Cash on Hand
As of 02/28/26

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$1,541,507

$636,732



2024: -$2,627,439
2025: -$1,949,269

Net Margin: -306% Gross Margin: 70% Return on Assets: -192% Earnings per Share: -$0.13

Revenue per Employee: $53,061 Cash to Assets: 61% Revenue to Receivables: 404 Debt Ratio: 381%

📄 EndoSound_Financial_Statements_Signed.pdf

📄 Endosound__Inc._GAAP_Financial_Report_2025.docx.pdf

We ❤ Our 530 Investors

Thank You For Believing In Us

Roger Austin
Herman O. Ragg
Earl Stewart
Domenic Gigliotti
Clas Karlberg
Dennis Swit
Stephen Gleason
David Valdez
Kashyap Panganamamula
John Crawford Jr
Trey McIntyre
Perry Hilburn
Gerald EDWARDS
Juan Gabriel Rivera...
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Zhenyu Teng
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Raman Adaikkalavan
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Govind Ventures
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Prabhudas Chelumala
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Muthu SANKARAN
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Limin Su
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Ameeta Kharbanda
Pranith Perera
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Essie B Anderson
Joyce Berney
Tricia Kruchten
Cecilia Lam
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Dr. Paul Adjei
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Zahed Hossain
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James Li
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Charlton Foo
Isa Lee Wolf
Jonathan Hechler
William Hoefle
Kevin Dubois
Johanna Sikes
Justin Horowitz
Shanker Dev
Byron Tapley
Suryasubrahmanya Kuma...
Clem Benton III
Jeanette Mladenovic
Jeremy Hammer
Zhaonan Qu
Brian S. Lim
Alexandros Georgakakos
Chad Burow
Hendrik Compaan
Klaas-Pieter Jimmink
Mark Valentino
Morris Sandler
Elizabeth Braak
Michael Hoefling
Kennith Yu
Martin Pontecorvo

Chris Edmark
Tanya A Croxton
Kerry Anne Merkt
Alison Paul
Barry Lee Noone
Vitor Oliveira
Mohammad Moiz
Arax Krahling
Galen R Brinn
Dwight Alworth
Craig Miller
Moonshot DisruptX
James Manalel
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Sheila Wilson
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Mike Sours
Phil Horswill
Adrian S

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Herb Ferstan
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Susan Ordway
Rijkele Woudwijk Trust
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Stuart Dexter Hoff
Patrick Hurley
Ted Meyer
Annette McGowan
Gursimran Kochhar
Donnis M. Stradley
James Burns
George Robinson
Daniel Marchant
Robert Wong
Harleen K Chela
Vincent Mach
Yogendre Kumar Patel
David Martinelli
DaLi Borden
Dennis Billings
Raja Vadlamudi
Jason Corley
Karen Alvarez
Paul Meyer-Strom
Brian Cullins
Tim Lawless
Lori Mace
Ajay Madhavan
John Meyer
Ali Buzaid
Ryan Onishi
Andrew G Kirkhart
Jonathan Lau
Ansuman Raval
Don SCHIMA
Giovanni De Lellis
Charles Adelman
Alex Arsenault
Jeff Su
John Scott Keadle
Adithya Mohan
Elizabeth Cash Maus
David Jachter
Elizabeth Ettling
Benjamin S
Hassan Alsuhaimi
Bruno Cruzate
Dennis Diaz De La Cuesta

Mehmet Gonullu
Sean Smith
Roman Ustymenko
John “JP” Peil
Lauren Carly Dustman
William H. Oldenburg II
Tom Van Buren
Dean P Chang
Dr Muhammad Malik
Wendy Pearce
Kevin Joshua Cohn
Scott Sykowski
Donald R Turner
LD Freeman
Ebubekir Daglilar
Surinder Devgun MD
Randall Roberson
Camille Yi
James Wright
Tanner Rager
Terry Baker
Lasse Saaristo
Jacob Atwell
Anthony John Bertelli
Cris Maquishon
Wing Yi Lin
Mishoni Newland
Peter C. Ekstrand
G P
Dustin Fox
Jeremy Strozer
Alexander Prevallet
Richard Virgo
Prakhar Agarwal
Amit Maheshwari
Michelle Basic
Douglas Weine
Subha Sundararajan
Scott Corbett
John Jubelt
Bruce Diamante
Ben Sarafi
Joshua Neeriemer
Justin Stenta
Sookdei Nandkishore
Robert L Somrak
Robert K Jungkind
Kenneth Scruggs
Edward Mc Coy III
Edward Wolert Halina...
Stephen Steinberg
Marco Paez
Heidi Pratt

Shandi Mullins
Michael Mawby
Guillermo Saade
Kevin Pace
Daniel Poor
Stanley Guillaume
Travis Miller
Te Yung Yong
Pavel Volotovich
K. Gilbert
David Soler
Srikanth Nagandla
Larry Anderson
Brock Wagehoft
Heath Mixon
Robert McNair
Clem Benton
Devin X
John P. Argenta
Michael E Spicer
David Stockwell
Lucien Ezros
W Kim Colich
Carlos Humberto Conde...
Craig Joseph Hussey
Debbie Pryse
Victoria Sawula
John Labadini
JD Gu
George Green
Laurel Thorel Puryear
Robert Heard
Gabriela Rodriguez
Guy Besson
Kevin Morse
Geraldine Cerkovnik
Courtney Haas
Robert Stamey
Pablo Zuniga
Catherine Phipps
Violetta Diamante
Troy Foate
Karapet Davtyan
Amy Adelman
Rodney SMITH
Szilard Vegas
Norman Clark
Sebastian Stefanovic
George Hurley
Nina Lanning
Vijay Krishnamurthi
Perry & Gambill LLC
Diane Le

Thank You!

From the EndoSound Team



Scott Aldrich Jr

Chief Executive Officer

Scott is a seasoned medtech leader with 20+ years in GI devices. He led strategy and commercialization at MotusGI, Mauna Kea, and Pentax Medical, scaling innovative products from concept to market.



Stephen Steinberg

Founder & Chief Medical Officer

Dr. Steinberg is a GI pioneer with 40+ years of experience, thousands of EUS procedures, and 30 years in academic medicine. A KOL and the co-inventor, he's helped shape the future of gastrointestinal diagnostics.



Scott Corbett

Founder & Chief Technology Officer

A veteran biomedical engineer with 30+ years in ultrasound, 19 patents, and 3 medtech startups. Co-inventor and former engineering lead at GE, Tyco Healthcare, and Sonivate.



Josh Cohn

Chief Commercial Officer

18-years medtech sales leader and former National Sales Director at PENTAX Medical. A proven EUS strategist with deep industry ties, he's led disruptive launches and now drives EndoSound's commercial growth.



Elizabeth Ettling



Gohar Shaljyan

Details

The Board of Directors

Director	Occupation	Joined
Scott S Corbett	Chief Technology Officer @ EndoSound, Inc.	2020
Morris Sandler	Entrepreneur & Board Member @ Entrepreneur & Board Member	2021
Stephen Steinberg	Employee @ Baptist Health	2020
Nicholas Puro	Executive @ BNM Bank Corp	2023

Officers

Officer	Title	Joined
Scott S Corbett	Chief Technology Officer	2020
Scott Clayton Aldrich Jr	CEO	2023
Stephen Steinberg	Chief Medical Officer	2020
Josh Cohn	Chief Commercial Officer	2021
Paul Henwood	Chief Operating Officer	2023

Voting Power

Holder	Securities Held	Voting Power
Stephen Steinberg	6,067,109 Common & Preferred	41.2%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
06/2021	$1,545,000	Preferred Stock	Regulation D, Rule 506(b)
06/2021	$105,420	Preferred Stock	Regulation D, Rule 506(b)
06/2021	$105,398	Preferred Stock	Regulation D, Rule 506(b)
03/2023	$1,300,000		Regulation D, Rule 506(b)
05/2024	$5,110,910	Preferred Stock	Regulation D, Rule 506(b)
01/2025	$425,000		Regulation D, Rule 506(b)
05/2025	$1,440,000		Section 4(a)(2)
06/2025	$565,000		Regulation D, Rule 506(b)
06/2025	$700,000		Regulation D, Rule 506(b)
06/2025	$600,000		Regulation D, Rule 506(b)
08/2025	$10,000		Section 4(a)(2)
11/2025	$1,451,372		4(a)(6)
12/2026	$3,853,254		Regulation Crowdfunding
			Regulation Crowdfunding
	$3,326,372		
	$4,260,691		
	$124,999		506(b)
	$0		506(b)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
03/23/2023	$1,300,000	8.0%	20.0%	$45,000,000	12/31/2023
01/29/2025	$425,000	5.0%	20.0%	$60,000,000	06/30/2025
05/29/2025	$1,440,000	5.0%	20.0%	$45,000,000	
06/10/2025	$565,000	5.0%	20.0%	$60,000,000	12/31/2025
06/10/2025	$700,000	5.0%	20.0%	$60,000,000	12/31/2025
06/10/2025	$600,000	5.0%	20.0%	$60,000,000	12/31/2025
08/07/2025	$10,000	5.0%	20.0%	$45,000,000	12/30/2025

| 12/31/2026 | $3,853,254 ⓘ | 5.0% | | 12/31/2026 ⓘ |
| | $3,326,372 ⓘ | 5.0% | | 06/30/2025 ⓘ |

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
ⓘ		$4,260,691	ⓘ	%		

Related Party Transactions

In 2024, certain executive officers and employees of the Company elected to defer a portion of their salaries. Deferred compensation at December 31, 2024 amounted to $128,332 and is reported within accrued expenses in the accompanying balance sheet.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	21,000,000	8,892,830	Yes
Series Seed Preferred	2,000,000	1,950,898	Yes
Series A Preferred	4,100,000	3,898,468	Yes

Warrants: 0
Options: 0

Form C Risks:

Legal and Compliance Risks: Healthcare and medical device companies operate in a complex legal and regulatory environment. Non-compliance with applicable laws, including those related to FDA regulations, HIPAA, or anti-kickback statutes, could result in significant fines, sanctions, or litigation.

Financing and Liquidity Risk: Substantial capital is required to fund research and development, clinical testing, regulatory processes, and commercialization. Future fundraising efforts may dilute existing investors and there can be no assurance that additional capital will be available on favorable terms or at all.

Dependence and growth of Key Personnel: The Company is highly dependent on the continued services of its executive team and key technical personnel. Our future success depends on the efforts of a small management team. The loss of services of the members of the team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Stephen Steinberg is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Regulatory Risk: EndoSound's products are subject to extensive regulation by the U.S. Food and Drug Administration (FDA) and other regulatory bodies. There can be no assurance that the Company's devices will continue to receive necessary regulatory clearances or approvals in a timely manner, or at all for subsequent product submissions. Failure to obtain such approvals could delay or prevent further commercialization and materially impact the Company's prospects.

Early-Stage Company Risk: EndoSound is an early-stage company with a limited operating history and limited revenues. There is no assurance that the Company will achieve profitability or generate positive cash flow. Investors may lose part or all of their investment.

Market Adoption and Competition: The Company's devices must achieve broad market acceptance among healthcare providers and institutions. The medical device industry is highly competitive, with established players having greater financial and marketing resources. Failure to gain market traction or respond to competitive pressures could adversely affect business performance.

Manufacturing and Supply Chain Risks: EndoSound's products will need to be manufactured to precise standards at scale. Delays, cost overruns, quality control issues, or supply chain disruptions could hinder product delivery and commercial success.

Economic and Market Conditions: Unfavorable macroeconomic conditions, including rising interest rates, inflation, or market volatility, could impair investor appetite, impact capital availability, and delay product adoption in healthcare institutions with constrained budgets.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ⓘ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created ⓘ for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the

Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $45,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company
ENDOSOUND, INC.

Delaware Corporation
Organized June 2016
12 employees

Portland OR https://endosound.com

Business Description

Refer to the EndoSound profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

EndoSound is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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